Nathan Herbert

Assistant Secretary

One American Road

Dearborn, MI  48126

(313) 390-1907

June 28, 2018

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Ms. Katherine Hsu
Chief, Office of Structured Finance
Telephone No. (202) 551-3850

Re:                                                      Ford Credit Auto Receivables Two LLC

Ford Credit Auto Owner Trusts

Form SF-3 Shelf Registration Statement (the “Registration Statement”)

Ladies and Gentlemen:

On behalf of Ford Credit Auto Receivables Two LLC (the “Registrant”), we are submitting the Registration Statement referred to above.

On behalf of the Registrant, we hereby confirm that all filings required to be made under General Instructions I.A.1 and I.A.2 to Form SF-3 (the “General Instructions”) were made during the twelve calendar months and any portion of a month immediately preceding the filing of this Registration Statement, in accordance with the General Instructions.

We would appreciate notice as to whether the U.S. Securities and Exchange Commission will conduct a review of this Registration Statement and, if so, the type of review and the name of the individual at the Commission who will be assigned the Registration Statement.

If you have any questions or comments regarding this Registration Statement, please contact our counsel at Katten Muchin Rosenman LLP, Joseph P. Topolski, at (212) 940-6312.

Sincerely,

/s/ Nathan Herbert

Nathan Herbert
Assistant Secretary

cc:                              Jason C. Behnke, Ford Credit Auto Receivables Two LLC

Joseph P. Topolski, Katten Muchin Rosenman LLP